April 28, 2025

Scott Kirkland
Chief Financial Officer
Ecolab, Inc.
1 Ecolab Place
St. Paul, MN 55102

        Re: Ecolab, Inc.
            Form 10-K for the fiscal year ended December 31, 2024
            Filed February 21, 2025
            Response Dated April 17, 2025
            File No. 001-09328
Dear Scott Kirkland:

       We have reviewed your April 17, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our April 7,
2025 letter.

Form 10-K for the fiscal year ended December 31, 2024
17. Revenues, page 90

1. We have reviewed your response to comment 3. Please provide us further information and analysis as it relates to your consideration of disaggregation of revenues attributable to individual operating segments. For example, please evaluate in further detail under ASC 606-10-55-90 your presentation of separate narrative discussions of your operating segment sales, including a reference to sales growth percentage as a header, in your Fourth Quarter 2024 Supplemental, and your presentation of discussions of operating segment revenues in MD&A. Please also provide us the actual company specific information you considered as part of your overall assessment under ASC 606-10-50-5 and 55-89 through 55-91, including the
       break-out of product and sold equipment revenue and service and lease equipment
 April 28, 2025
Page 2

       revenue, by operating segment, for the periods presented. Lastly, please describe to us any other disaggregated revenue information regularly reviewed by the CODM, not otherwise referenced in the response, and provide us an example of this information from 2024.
       Please contact Michael Fay at 202-551-3812 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services